UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2024

Commission File Number: 001-39543

VIA optronics AG

(Translation of registrant’s name into English)

Address

Sieboldstrasse 18

90411 Nuremberg

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On April 10, 2024, VIA optronics issued a press release announcing the unveil of sunrise, a new horizon of integration in vehicle cockpit with Antolin. A copy of the press release is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	VIA optronics and Antolin unveil Sunrise, a New Horizon of Integration in Vehicle Cockpits

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIA optronics

Date: April 10, 2024	By:	/s/ Roland Chochoiek
	Name:	Roland Chochoiek
	Title:	Chief Executive Officer